OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: August 31, 2009 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER 000-51960
CUSIP NUMBER 694 100 108

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I — REGISTRANT INFORMATION

Pacific Coast National Bancorp
Full Name of Registrant

N/A
Former Name if Applicable

905 Calle Amanecer
Address of Principal Executive Office (Street and Number)

San Clemente, California 92673
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)   ☐

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Pacific Coast National Bancorp (the “Company”) has determined that it is unable to timely file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 (the “Form 10-Q”) and the Company expects that it will not be able to file the Form 10-Q within the five-day extension permitted by the rules of the U. S. Securities and Exchange Commission.  As previously reported by the Company, on November 13, 2009, Pacific Coast National Bank (the “Bank”), the sole operating subsidiary of the Company, was closed by the Office of the Comptroller of the Currency, and the Federal Deposit Insurance Corporation (the “FDIC”) was appointed as receiver of the Bank.  Subsequent to the closure, Sunwest Bank, Tustin, California assumed all of the deposits of the Bank and purchased essentially all of the Bank’s assets in a transaction facilitated by the FDIC.  The only source of income for the Company was the Bank.  As a result of these events, the Company is without the personnel or resources to complete the Form 10-Q.  The Company will conduct no business other than in connection with its corporate and disclosure obligations under law and in connection with the winding up of its affairs.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Dennis Lindeman	(949)	874-5570
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009		☐ Yes ☒ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As of November 16, 2009, (i) the Company’s assets, excluding its investment in the Bank, which investment is expected to be written off completely, consisted solely of approximately $1 thousand in cash; and (ii) the Company’s liabilities consisted solely of approximately $12 thousand of intercompany indebtedness owed to the Bank.  The Company no longer has any source for income unless the FDIC distributes funds from the liquidation of the Bank’s assets, which is unlikely and not expected.  At September 30, 2008, the Company reported consolidated results as follows: total assets of $138.1 million; total deposits of $124.3 million; shareholders’ equity of $12.2 million and a net loss for the nine months ended September 30, 2008 of $2.5 million.  At December 31, 2008, the Company reported consolidated results as follows: total assets of $142.9 million; total deposits of $137.2 million; shareholders’ equity of $5.3 million and a net loss for the year ended December 31, 2008 of $8.8 million.

Pacific Coast National Bancorp

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 17, 2009	/s/ Bob R. Adkins
Name: Bob R. Adkins Title: Acting President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).